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                             June 29, 2023

       David Platt, Ph.D.
       Chairman
       Bioxytran, Inc.
       75 2nd Ave, Suite 605
       Needham, MA 02494

                                                        Re: Bioxytran, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-272691

       Dear David Platt:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure here that you are currently "preparing for the process" of having your common stock
listed on Nasdaq. Please clarify if you have applied to list your common stock on one of
the Nasdaq market tiers in connection with this offering. To the extent that you do not
plan to apply to list your common stock on Nasdaq in connection with this offering,
please remove the references to Nasdaq from your cover page.
       Prospectus Summary, page 1

   2. Please revise your disclosure to remove any implication that your product candidates will be safe or effective,
as such conclusions are within the sole authority of the FDA and comparable foreign
regulators. By way of example only, on page 2 you state that (i) the
 David Platt, Ph.D.
Bioxytran, Inc.
June 29, 2023
Page 2
      ProLectin-M technology provides for "rapid, cost-effective and validated development of safe new molecule" and (ii) your latest Phase 2 trial resulted in "positive topline safety and efficacy results." We also note disclosure on page 36 stating ProLectin will "restore adaptive immune function" and "eradicate the virus." Please note that these examples are not intended to be exhaustive. Please remove these statements, and any others like them, or revise these statements to instead present objective data resulting from your clinical trials.
Risk Factors, page 5

3. Please include a risk factor discussing potential risks to investors arising from the order of suspension of trading in your securities issued by the Commission on April 15, 2020.
      Your risk factor should disclose the reasons for the suspension and discuss any remedial steps you have taken following the suspension.
Exhibits

4. We note that Exhibit 24.1 references a power of attorney included on the signature page, but no such power of attorney appears to be included. Please revise the signature page of the registration statement to provide the signatures required by Form S-1 or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.



                                                             Sincerely,
FirstName LastNameDavid Platt, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameBioxytran, Inc.
                                                             Office of Life
Sciences
June 29, 2023 Page 2
cc:       Robert J. Burnett, Esq.
FirstName LastName